Via Facsimile and U.S. Mail
Mail Stop 6010
								December 8, 2005

Ms. Rosemary Mazanet
Acting Chief Executive Officer
2600 Stemmons Freeway
Suite 176
Dallas, TX  75207

Re:	Access Pharmaceuticals, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Forms 10-Q for Fiscal Quarters Ended
March 31, 2005, June 30, 2005 and September 30, 2005
      File No. 333-88480

Dear Ms. Mazanet:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with more information so we may better understand your disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended March 31, 2005

Item 1. Condensed Consolidated Financial Statements, page 27

Notes to Unaudited Condensed Consolidated Financial Statements,
page
30

1. Please revise your filing to disclose your accounting for your Standby Equity Distribution Agreement with Cornell Capital Partners and for your Secured Convertible Note issuance on March 30, 2005 as disclosed on page 23. In your revised disclosure, please ensure that you indicate your accounting for the shares of common stock issued in these transactions. In addition, please tell us the authoritative literature you relied upon to support your accounting. Please revise your June 30, 2005 and September 30, 2005 Forms 10-Q, accordingly.

Item 6.  Exhibits and Reports of Form 8-K, page 24

2. It does not appear that you have filed four agreements on EDGAR that are listed as being filed. If true, please amend your filing to provide Exhibits 10.31, 10.32, 10.33 and 10.34. Otherwise, please tell us when you filed these agreements and where they can be located on EDGAR.

      As appropriate, please amend your Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, please contact Mark Brunhofer,
Staff
Accountant, at (202) 551-3638 or Kevin Woody, Branch Chief, at
(202)
551-3629.  In this regard, do not hesitate to contact me, at (202)
551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Ms. Rosemary Mazanet
Access Pharmaceuticals, Inc.
December 8, 2005
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